

中策集團有限公司
China Strategic Holdings Limited



51號保華企業中心8樓
tre, 51 Hung To Rd.,
wloon, Hong Kong.
2372 0130
2537 6591

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

12th May, 2003



Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 14th March, 2003 in relation to the annual results of Australia Net.com Limited, a 57.26% owned subsidiary of CSH, for the year ended 31st December, 2002;
2. Joint Announcement dated 4th April, 2003 in relation to the Placing of existing shares of Rosedale Hotel Group Limited by CSH;
3. Announcement dated 23rd April, 2003 in relation to the annual results for the year ended 31st December, 2002;
4. Circular dated 30th April, 2003 in relation to the proposals for amendment to the Articles of Association, General Mandates to Issue Shares and Repurchase Securities of CSH;
5. 2002 Annual Report; and
6. Form D2 dated 16th April, 2003.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours sincerely,
For and on behalf of
China Strategic Holdings Limited



Jenny Chan
Secretary

Encl.

JC/DT/CSH03

The Standard Monday, March 17, 2003



CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT OF RESULTS OF AUSTRALIA NET.COM LIMITED FOR THE YEAR ENDED 31ST DECEMBER, 2002

Australia Net.Com Limited ("ANC"), a 57.26% owned subsidiary of China Strategic Holdings Limited, has announced its audited consolidated results for the year ended 31st December, 2002. The audited financial statements of ANC are set out below.

The Board of Directors (the "Board") of China Strategic Holdings Limited ("CSH") announces the audited consolidated results of Australia Net.Com Limited ("ANC") for the year ended 31st December, 2002 which has been announced by ANC on 14th March, 2003, in Australia. ANC, a company incorporated in Australia, is an approximately 57.26% owned subsidiary of CSH and its shares are listed on the Australian Stock Exchange.

Results

The audited consolidated results of ANC and its subsidiaries for the year ended 31st December, 2002 are as follows:

	Year ended 31st December, 2002 *A$'000*	2001 *A$'000*
Turnover	629	881
Operating loss	(2,127)	(11,179)
Taxation	(9)	(291)
Loss after taxation	(2,136)	(11,470)
Minority interest	—	—
Loss attributable to shareholders	(2,136)	(11,470)
Accumulated losses brought forward	(13,004)	(1,534)
Accumulated losses carried forward	(15,140)	(13,004)
Basic losses per share	(4.6) cents	(24.9) cents

Diluted losses per share is not materially different from basic losses per share and therefore is not disclosed.

Balance Sheet Highlights

The audited consolidated balance sheet of ANC and its subsidiaries shows the followings:

	As at 31st December, 2002 *A$'000*	2001 *A$'000*
Current assets	21,010	21,538
Non current assets	737	2,709
Total assets	21,747	24,247
Current liabilities	(51)	(189)
Non current liabilities	(91)	—
Net assets	21,605	24,058
Share capital	31,184	31,184
Reserves and accumulated losses	(9,579)	(7,126)
	21,605	24,058

By Order of the Board
Chan Ling, Eva
Executive Director

Hong Kong, 14th March, 2003

File No. 82-3596

The Standard Monday, April 7, 2003


Rosedale



ROSEDALE HOTEL GROUP LIMITED
(Incorporated in Bermuda with limited liability)

CHINA STRATEGIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

PLACING OF EXISTING SHARES OF ROSEDALE HOTEL GROUP LIMITED BY CHINA STRATEGIC HOLDINGS LIMITED

The number of shares in Rosedale Hotel Group held in public hands is below the minimum prescribed percentage laid down in rule 8.08 of the Listing Rules. China Strategic Holdings will continue to take active steps to place its interested shares in Rosedale Hotel Group with the objective of meeting the requirements of rule 8.08 of the Listing Rules by on or around 2nd June, 2003. The failure to restore the public float of Rosedale Hotel Group to at least 25% by 2nd April, 2003 constituted a breach of rule 8.08 of the Listing Rules. The Stock Exchange reserves the right to take action against Rosedale Hotel Group and, or, its directors in respect of this breach of the Listing Rules.

Shareholders of Rosedale Hotel Group and investors are advised to exercise caution when dealing in the shares of Rosedale Hotel Group.

Reference is made to the joint announcements dated 26th July, 2002, 7th November, 2002, 3rd December, 2002, 31st December, 2002, 30th January, 2003 and 28th February, 2003 in relation to, among other things, the extensive group reorganisation of China Strategic Holdings Limited. Upon completion of the group reorganisation on 2nd December, 2002, the number of shares in Rosedale Hotel Group Limited held in public hands was 514,202,675 shares, representing approximately 18.5% of the issued share capital of Rosedale Hotel Group, and below the minimum prescribed percentage laid down in rule 8.08 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Rosedale Hotel Group and China Strategic Holdings had undertaken to the Stock Exchange to take appropriate steps to ensure that sufficient public float exists in Rosedale Hotel Group by 2nd January, 2003. China Strategic Holdings expects to reduce its shareholdings in Rosedale Hotel Group from 893,216,620 shares, representing approximately 32.2% of the issued share capital of Rosedale Hotel Group to approximately 713,216,620 shares, representing approximately 25.7% of the issued share capital of Rosedale Hotel Group. The decrease of approximately 180,000,000 shares or 6.5% of the issued share capital of Rosedale Hotel Group will be placed to independent third parties, the effect of which will increase the shares in Rosedale Hotel Group held in public hands to 25%.

Applications have been made by Rosedale Hotel Group to the Stock Exchange for waivers from strict compliance with rule 8.08 of the Listing Rules from 2nd January, 2003 until 2nd April, 2003. However, due to the inactive market atmosphere and the persistently poor economic conditions exacerbated by the outbreak of war in Iraq and the spread of atypical pneumonia in Asia, and internationally, the placing of existing shares in Rosedale Hotel Group by China Strategic Holdings has not been completed. China Strategic Holdings will continue to take active steps to place its interested shares in Rosedale Hotel Group with the objective of meeting the requirements of rule 8.08 of the Listing Rules by on or around 2nd June, 2003. A further announcement will be made upon the completion of the placing, or on or around 2nd June, 2003 whichever is sooner. The failure to restore the public float of Rosedale Hotel Group to at least 25% by 2nd April, 2003 constituted a breach of rule 8.08 of the Listing Rules. The Stock Exchange reserves the right to take action against Rosedale Hotel Group and, or, its directors in respect of this breach of the Listing Rules.

The Stock Exchange has stated it will closely monitor trading in the shares of Rosedale Hotel Group. If the Stock Exchange believes that a false market exists or may exist in the shares in Rosedale Hotel Group or there are insufficient shares in Rosedale Hotel Group in public hands to maintain an orderly market, it will give consideration to exercising its discretion to suspend trading in the shares of Rosedale Hotel Group. Shareholders of Rosedale Hotel Group and investors are advised to exercise caution when dealing in the shares of Rosedale Hotel Group.

By Order of the Board
ROSEDALE HOTEL GROUP LIMITED
Chan Kwok Hung
Chairman

By Order of the Board
CHINA STRATEGIC HOLDINGS LIMITED
Chan Ling, Eva
Executive director

Hong Kong, 4th April, 2003



CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 2002

The directors of China Strategic Holdings Limited (the "Company") announce that the audited consolidated financial statements of the Company and its subsidiaries (the "Group") for the year ended 31st December, 2002 together with comparative figures for the previous year are as follows:

CONSOLIDATED INCOME STATEMENT

	Notes	2002 *HK$'000*	2001 *HK$'000*
Turnover	3	3,601,735	3,234,404
Cost of sales		(3,052,768)	(2,971,785)
Gross profit		548,967	262,619
Other operating income		232,887	157,788
Distribution costs		(248,218)	(179,879)
Administrative expenses		(221,624)	(242,694)
Other expenses		(760,544)	(899,522)
Loss from operations	4	(448,532)	(901,688)
Finance costs		(109,460)	(81,462)
Share of results of associates		(137,574)	(17,997)
Loss before taxation		(695,566)	(1,001,147)
Taxation	5	(18,041)	(5,982)
Loss before minority interests		(713,607)	(1,007,129)
Minority interests		236,500	408,399
Net loss for the year		(477,107)	(598,730)
Loss per share	6		
Basic		HK$(0.77)	HK$(1.28)

Notes:

1. **ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE**

During the year, the Group has adopted, for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants, which has resulted in the adoption of the new and revised accounting policies. The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity but has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

2. **SEGMENTAL INFORMATION**

Business segments

For management purposes, the Group is currently organised into the following divisions. These divisions are the basis on which the Group reports its primary segment information.

An analysis of the Group's turnover and contribution to operating results by business segments is as follows:

	Discontinuing operations							Continuing operations						
	Toll highway operation HK$'000 (Note a)	Consumer goods HK$'000 (Note b)	Electronic products HK$'000 (Note b)	Property investment HK$'000 (Note c)	Hotel operation HK$'000 (Note c)	Heavy industry HK$'000 (Note d)	Sub-total HK$'000	Tires HK$'000	Pharma-ceutical products HK$'000	Investment in securities, and receivables HK$'000	Others HK$'000	Sub-total HK$'000	Elimination HK$'000	Consolidated HK$'000
For the year ended 31st December, 2002														
REVENUE														
External	66,418	-	-	57,953	42,378	131,891	298,640	3,063,693	264,786	71,760	94,055	3,494,294	-	3,792,934
Inter-segment	-	-	-	-	-	-	-	-	-	-	1,840	1,840	(1,840)	-
	66,418	-	-	57,953	42,378	131,891	298,640	3,063,693	264,786	71,760	95,895	3,496,134	(1,840)	3,792,934
RESULT														
Segment result	(45,963)	-	-	(14,351)	(300)	18,023	(42,591)	(73,789)	18,054	(284,512)	85,161	(255,102)	(914)	(298,683)
Unallocated corporate expenses														(191,537)
Finance costs	-	-	-	-	-	-	-	-	-	-	-	-	-	(109,460)
Interest income	-	391	-	-	270	-	661	17,772	91	19,431	-	37,295	-	37,956
Dividend income	-	1,369	-	-	-	-	1,369	-	-	2,363	-	2,363	-	3,732
Share of results of associates	-	-	-	-	(151)	-	(151)	(94,415)	-	(43,190)	182	(137,423)	-	(137,574)
Loss before taxation														(695,566)
Taxation														(18,041)
Loss before minority interests														(713,607)
Minority interests														236,500
Net loss for the year														(477,107)

Inter-segment revenue are charged at terms determined and agreed between the group companies.

	Discontinuing operations								Continuing operations						
	Newspaper publication HK$'000 (Note e)	Toll highway operation HK$'000	Consumer goods HK$'000	Electronic products HK$'000	Property investment HK$'000	Hotel operation HK$'000	Heavy industry HK$'000	Sub-total HK$'000	Tires HK$'000	Pharma-ceutical products HK$'000	Investment in securities, and receivables HK$'000	Others HK$'000	Sub-total HK$'000	Elimination HK$'000	Consolidated HK$'000
For the year ended 31st December, 2001															
REVENUE															
External	132,311	-	129,706	24,310	65,455	50,518	115,036	517,336	2,659,612	62,071	-	75,939	2,797,622	-	3,314,958
Inter-segment	-	-	-	-	1,685	-	-	1,685	-	-	-	2,193	2,193	(3,878)	-
	132,311	-	129,706	24,310	67,140	50,518	115,036	519,021	2,659,612	62,071	-	78,132	2,799,815	(3,878)	3,314,958
RESULT															
Segment result	(31,663)	(360,172)	7,180	(6,998)	(138,553)	(11,125)	2,517	(545,841)	(121,124)	8,591	(206,741)	(2,782)	(329,056)		(874,904)
Unallocated corporate expenses															(104,016)
Finance costs	-	-	-	-	-	-	-	-	-	-	-	-	-		(81,462)
Interest income	-	-	154	53	-	2,199	83	3,183	9,515	36	58,989	-	68,540		71,723
Dividend income	-	-	-	-	-	-	-	-	-	-	5,414	95	5,509		5,509
Share of results of associates	(8,998)	-	-	-	-	-	-	(8,998)	-	(6,995)	-	(2,004)	(8,999)		(17,997)
Loss before taxation															(1,001,147)
Taxation															(5,982)
Loss before minority interests															(1,007,129)
Minority interests															408,399
Net loss for the year															(598,730)

Inter-segment revenue are charged at terms determined and agreed between the group companies.

Notes:

(a) In September 2002, Rosedale Hotel Group Limited ("Rosedale Hotel", formerly known as China Land Group Limited), a non-wholly owned subsidiary of the Group, entered into a memorandum of understanding to dispose of its interest in a subsidiary which was engaged in toll highway operation. Upon the completion of the disposal, the Group had no interest in toll highway operation and the business segment of toll highway operation was regarded as discontinuing operation during the year.

(b) In January 2002, the Group disposed of its interest in Ningbo Zhongce Taifeng Food Company Limited ("Taifeng Food") and Hangzhou Zhongce Electrics Co., Limited ("Hangzhou Electrics"). Taifeng Food was mainly engaged in manufacturing and trading of foods products while Hangzhou Electrics was engaged in manufacturing and trading of electronic products, representing the business segment of consumer goods and electronic products respectively.

Upon the completion of the disposal, the Group had no interest in Taifeng Food and Hangzhou Electrics and the business segments of consumer goods and electronic products were regarded as discontinuing operation during the year.

(c) In December 2002, the Group carried out an extensive group reorganisation which resulted in the dilution of the Group's interests in Rosedale Hotel from approximately 65.56% to approximately 32.20%. Rosedale Hotel is mainly engaged in the activities of hotel operation and property investment. Upon the completion of the group reorganisation, the business segment of hotel operation and property investment were regarded as discontinuing operation during the year.

(d) In August, 2002, the Group disposed of its interest in China Tractors and Automobiles Manufacturing Limited ("China Tractors") and Yito (Ningbo) C.S.I Tractor & Automobile Co., Ltd ("Yito"). China Tractors and Yito were mainly engaged in the manufacturing and trading of tractors and automobile related products, representing the business segments of heavy industries.

Upon the completion of the disposal, the Group had no interests in China Tractors and Yito and the business segment of heavy industries were regarded as discontinuing operation during the year.

(e) In December 2001, the Group disposed of its interest in Actiwater Resources Limited, which is mainly engaged in newspaper publishing, to Leadership Publishing Group Limited ("Leadership Publishing" formerly known as Sing Pao Media Group Limited). Upon the completion of the disposal, the Group held approximately 27.97% interest in Leadership Publishing and the business segment of newspaper publishing was regarded as discontinuing operation in 2001.

Geographical Segments

The following provides an analysis of the Group's turnover by geographic market, irrespective of the origin of the goods/services:

	Turnover 2002 *HK$'000*	Turnover 2001 *HK$'000*
PRC, other than Hong Kong	2,624,238	2,346,119
Hong Kong	246,372	228,058
Overseas	731,125	660,227
	3,601,735	3,234,404

The following is an analysis of the carrying amount of segment assets, and capital additions analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets At 31st December 2002 *HK$'000*	Carrying amount of segment assets At 31st December 2001 *HK$'000*	Capital additions For the year ended 31st December 2002 *HK$'000*	Capital additions For the year ended 31st December 2001 *HK$'000*
PRC, other than Hong Kong	2,433,551	4,799,836	279,093	676,251
Hong Kong	2,297,828	1,052,700	58,978	14,087
Overseas	19,203	402,040	-	-
	4,750,582	6,254,576	338,071	690,338

3. **TURNOVER**

	2002 *HK$'000*	2001 *HK$'000*
Sales of goods, net of returns and sales taxes	3,435,370	2,986,793
Toll highway operation	66,418	-
Sales of properties	51,231	58,800
Hotel operation	42,378	50,518
Rental income	6,338	5,982
Publication of newspaper	-	132,311
	3,601,735	3,234,404

4. **LOSS FROM OPERATIONS**

	2002 *HK$'000*	2001 *HK$'000*
Loss from operations has been arrived at after charging (crediting):		
Staff costs		
– directors remuneration	3,205	2,696
– other staff costs	318,041	302,566
– retirement benefits scheme contributions, excluding directors	24,679	37,050
Total staff costs	345,925	342,312
Less: amount capitalised on toll highway, properties under/held for development and properties under construction	-	(6,565)
	345,925	335,747
Depreciation and amortisation of property, plant and equipments:		
– owned assets	136,496	140,967
– assets under finance lease	26	7
Less: amount capitalised in toll highway	-	(231)
	136,522	140,743
Amortisation of intangible asset included in administrative expenses	-	4,934
Amortisation of goodwill included in administrative expenses	1,634	495
Loss on disposal of investment property	2,000	50
and after crediting:		
(Gain) loss on disposal of investments in securities	(71,760)	15,182
(Gain) loss on disposal of property, plant and equipment	(82)	2,827

5. **TAXATION**

	2002 *HK$'000*	2001 *HK$'000*
The charge (credit) comprises:		
Taxation in other jurisdictions	18,041	12,982
Overprovision in prior years	-	(7,000)
Taxation attributable to the Company and its subsidiaries	18,041	5,982

No provision for Hong Kong Profits Tax has been made in the financial statements as the Company and its subsidiaries had no assessable profit in either year.

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. The Company and certain of its subsidiaries incurred losses and hence are not subject to taxation.

6. **LOSS PER SHARE**

The calculation of the basic loss per share is based on the net loss for the year of HK$477,107,000 (2001: HK$598,730,000) and on the adjusted weighted average of 620,259,682 (2001: adjusted 468,933,386) ordinary shares in issue during the year, after adjustment for the effect of the rights issue of the Company's shares.

No disclosure of the diluted loss per share has been shown for the year ended 31st December, 2002 and 2001 as the exercise of the share options and warrants would result in a decrease in loss per share.

FINAL DIVIDEND

The directors do not recommend the payment of a final dividend for the year ended 31st December, 2002.

ANALYSIS OF THE GROUP'S PERFORMANCE

The Group's turnover for the year ended 31st December, 2002 totaled approximately HK$3,602 million, representing an increase of 11.36% as compared with HK$3,234 million for financial year 2001. The increase was mainly the result of the 15.02% increase in sales of goods (net of returns and sales taxes) to approximately HK$3,435 million for the current year (2001: approximately HK$2,987 million). Turnover for the year mainly comprised of sales of goods (including tires, pharmaceutical products and others), toll highway operation, sales of properties, hotel operation and rental income, etc.

The Group's audited consolidated loss attributable to shareholders for the year ended 31st December 2002 was lowered by 20.3% to approximately HK$477 million from approximately HK$599 million recorded last year. The improvement in the operating performance of the Group was mainly contributed by the following:-

i) the significant growth in the sales of tire and pharmaceutical products
ii) the consolidated gross profit margin of the Group has increased by 87.72% over last year
iii) the other operating income of the Group has been increased by 47.47% from approximately HK$158 million last year to approximately HK$233 million in year 2002

However, the significant increase in finance costs and share of results of associates by 34.37% and 664.43% respectively had lessen the net profit margin of the Group as a whole.

CAPITAL STRUCTURE, LIQUIDITY AND FINANCIAL RESOURCES

The Group generally finances its operations through cash generated from its business activities, banking facilities provided by its principal bankers and disposing of under-performing investments.

During the year, the Company successfully completed a placement in June 2002 and rights issue in August 2002 with net proceeds of approximately HK$17.8 million and HK$40 million respectively to improve the liquidity of the Group.

For the year under review, the Group's short term bank loans and other borrowings increased from HK$922 million as at 31st December 2001 to approximately HK$997 million as at 31st December 2002. Long term bank loans and other borrowings reduced from HK$593 million as at 31st December 2001 to approximately HK$87 million as at 31st December 2002. As a result, the Group's total bank loans and other borrowings was reduced from HK$1,515 million as at 31st December 2001 to approximately HK$1,084 million as at 31st December 2002 representing a decrease of 28.4%. The gearing ratio, calculated to the total long term bank loans and other borrowing divided by total shareholders funds decreased from 0.267 to 0.050. The Group's total borrowings of HK$1,084 million were mainly denominated in HK dollars and Renminbi, and the maturity profile spread over a period of five years with HK$997 million repayable within one year, HK$87 million repayable two to five years. Non-HK dollar denominated loans are directly related to the Group's businesses in the countries of the currencies concerned.

As at 31st December, 2002, total bank borrowings of the Group amounted to HK$1,070 million and over 90% of the Group's bank borrowings bear interest at fixed rates and the remaining were at floating rates.

Capital expenditure aggregated to approximately HK$476 million for the past twelve months was used primarily for expansion of existing facilities. The Group's capital expenditures will continue to be funded primarily from either cash generated from operations, cash on hand or by bank borrowings or a combination of both as required.

During the year, the Group has not entered into any material foreign exchange contracts, interest or currency swaps or other financial derivatives. The Company was not exposed to any material exchange rate fluctuation during the year under review.

COMMENTS ON SEGMENTAL INFORMATION AND SIGNIFICANT INVESTMENTS

China Enterprises Limited

For the year under review, China Enterprises Limited ("China Enterprises"), a company whose shares being traded on the OTC (over-the-counter) Bulletin Board ("OTCBB") in USA, which the Company beneficially owned 55.22% effective interest, reported that its operating results rebounded in year 2002 as the overall tire market in China improved. Total revenues of the company arising from continuing operations increased by 25.0% to Rmb2.61 billion (2001: Rmb2.09 billion). Hangzhou Zhongce Rubber Co., Limited ("Hangzhou Zhongce"), the most active subsidiary of China Enterprises, is still its major trading arm which remains one of the largest tire manufacturer in China and recorded a 13.6% increase in gross margin this year.

For the year under review, the Company disposed of two of its subsidiaries, Yantai C.S.I. Rubber Co., Limited ("Yantai CSI") and Shandong C.S.I. Synthetic Fiber Co., Limited ("Shandong Synthetic") and recognized a net realized gain on such disposals of Rmb20.1 million.

Consolidated net loss of China Enterprises was Rmb262.8 million (2001: Rmb135.4 million). It comprises a loss upon a decrease in fair value of call option associated with the convertible note of Ananda Wing On Travel (Holdings) Limited ("Ananda Wing On"), the Company's share of losses of Ananda Wing On since its acquisition on April 19, 2002 and an impairment loss of long-lived assets from discontinued operations.

The New York Stock Exchange (the "NYSE") notified the Company on December 31, 2002 that the Securities and Exchange Commission granted the application of the NYSE for removal of the common stock of the Company from listing and registration on the NYSE under the Securities Exchange Act of 1934 effective at December 30, 2002. On the other hand, the Company's common shares began trading on the OTCBB under the stock symbol CSHEF on November 26, 2002.

Australia Net.Com Limited

During the year the directors of Australia Net.Com Limited continued to look at strategic investment opportunities with a view to recapitalising the Company. Unfortunately no investments were identified that the Board were satisfied met the Board's vision for the future of the Company.

Tung Fong Hung Investment Limited ("Tung Fong Hung")

Tung Fong Hung incurred a net loss of HK$28 million for the year. The loss is attributed to the sluggish economic performance that dampened the local sales.

Despite the grant of the official certification of the "Good Manufacturing Practice" qualification by the Department of Health of Hong Kong in late 2002, we have not seen big change in sales of western pharmaceutical products. Since time is an essence to us in the product enlistment and tendering processes, sales to the public sector cannot be materialized during the year. Confronted with the rise in production overheads and running costs caused by the expanded production capacity, the operation suffered from operating loss. However, the management believes that the operation will start to generate revenue from the new market segments in public sector and overseas markets and hence induce a favourable effect on the bottom line in the coming year.

Tung Fong Hung, through its continuing efforts to improve the operational efficiency, has successfully reduced its running expenses and thus relieved its cost burden. Notwithstanding the decrease in sales, operations in both the local and overseas retail outlets have marked improvements as a result of the implementation in the cost-cutting measures. The management will continue to place emphasis on strategies to further enhance cost saving.

MATERIAL ACQUISITIONS AND DISPOSALS

In February 2002, Million Good Limited, a wholly-owned subsidiary of China Enterprises which is owned as to 55.2% effective equity interest and 88.8% effective voting interest by the Company, and Ananda Wing On entered into a subscription agreement (the "Subscription Agreement") in respect of the subscription of 4,800,000,000 new shares of HK$0.01 each in the capital of Ananda Wing On at an issue price of HK$0.027 per share which will be paid upon completion of the Subscription Agreement. At the same time, China Enterprises and Ananda Wing On entered into a subscription agreement (the "CN Agreement") regarding the subscription of the convertible note issued by Ananda Wing On to China Enterprises or its nominee for a consideration of HK$120,000,000 which will be paid upon completion of the CN Agreement. Further details can be found in the circular to shareholders dated 4th March, 2002. Completion of the aforesaid transactions took place in April 2002.

In June 2002, Calisan Developments Limited ("Calisan") and Well Orient Limited ("Well Orient") are substantial shareholders of the Company and have agreed to place, through Tai Fook Securities Company Limited ("Tai Fook") on a best efforts basis, an aggregate of 92,000,000 existing shares of the Company to independent investors at a price of HK$0.20 per share. At the same date, the Company, Calisan and Well Orient as subscribers, whereby each of Calisan and Well Orient agreed to subscribe for 50% of the shares of the Company place under the placing agreement dated 6th June, 2002, entered into among Calisan, Well Orient and Tai Fook subject to a maximum of 46,000,000 new shares of the Company and 46,000,000 new shares of the Company respectively at the price of HK$0.20 per subscription share. Completion of the transaction took place in June 2002. Further details of the transaction are set out in the announcement dated 7th June, 2002.

In June 2002, the Company as the subscriber and Dong Fang Gas Holdings Limited ("Dong Fang Gas", formerly known as Companion Building Material International Holdings Limited) entered into a subscription agreement in relation to the subscription for 20,000,000,000 shares in Dong Fang Gas at a total subscription price of HK$200,000,000. Further details of the transaction are set out in the joint announcement dated 7th June, 2002. Completion of the aforesaid transaction took place in September 2002.

In July 2002, a project management services agreement entered into between the Company and Paul Y. Project Management International Limited, a wholly-owned subsidiary of Paul Y. – ITC Construction Holdings Limited, in respect of the provision of project management services for the development of the Liqiao Industrial Park at Shunyi District, Beijing, the PRC for a term of five years and for a total remuneration of not more than HK$9,000,000. Further details of the transaction are set out in the announcement dated 9th July, 2002.

In July 2002, the Company announced to propose to raise net proceeds of approximately HK$40 million by issuing not less than 276,489,471 new shares by the rights issue with the bonus issue at a price of HK$0.15 per rights share. The Company will provisionally allot one rights share for every two existing shares held by the qualifying shareholders on the record date with bonus warrants in the proportion of three units of subscription rights with initial subscription price of HK$0.16 for every five rights shares taken up. Completion of rights issue with bonus issue took place in August 2002.

In July 2002, the Company announced to propose an extensive group reorganization, the principal elements included the entering into of the subscription agreement, the placing agreement, the first, second and third sale and purchase agreements by Rosedale Hotel, a 65.6% owned subsidiary of the Company. Upon completion of the proposal agreements, Rosedale Hotel ceased to be a non-wholly owned subsidiary of the Company. Further details of the transaction are set out in the circular dated 5th October, 2002. Completion of foresaid transactions took place in December 2002.

In November, 2002, the Company as one of the vendors entered into a conditional sale and purchase agreement (the "S&P Agreement") with Sun Media Group Holdings Limited ("Sun Media") as the purchaser relating to, among others, the disposal to Sun Media of 91,635,700 shares in Leadership Publishing (the "Sale Share"), and an aggregate amount of HK$3,050,000 Leadership Publishing warrants (the "Sale Warrant") and shareholder's loan of approximately HK$15.5 million owing from the Leadership Publishing group to the group of the Company on the completion of the S&P Agreement (the "Sale Loan") (the "Completion"). Sun Media would settle the consideration for the Sale Share by issuing 549,814,200 new Sun Media shares to the Company (or its nominee) and that for the Sale Warrant in cash of HK$1.00 on the Completion, and the consideration for the Sale Loan should be satisfied by Sun Media issuing 155,048,000 new Sun Media Shares to the Company (or as it may direct) at the price of HK$0.10 per Sun Media share at the expiry of two calendar years from the date of Completion. Further details of the transaction are set out in the circular dated 27th December, 2002. Completion of the aforesaid transaction took place in January 2003.

In January 2003, China Enterprises and Ningxia Yinchuan Rubber Manufacturing ("Ningxia Yinchuan") entered into a condition sale and purchase agreement pursuant to which China Enterprises agreed to sell its entire 51% interest in Yinchuan C.S.I. (Greatwall) Rubber Company Limited to Ningxia Yinchuan for the consideration of Rmb35,000,000 (equivalent to approximately HK$33 million). Further details of the transaction are set out in the circular dated 30th January, 2003. Completion of the disposal took place in February 2003.

PROSPECTS

Though the Group has strong confidence towards the continued prosperity and development in the economy and general living standards of China, it is believed that the year to come will be extremely challenging.

With regards to the unstable political and economical factors in the post Iraq War period and the outbreak of the Severe Acute Respiratory Syndrome in various parts of the world, the Group will exercise utmost caution in managing its existing investments and in assessing any possible investment opportunities.

Despite the uncertainties, our management team will continue to strive to protect the long-term interests of our shareholders.

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

As at 31st December, 2002, the Group employed approximately 10,819 (2001: 16,175) staff. Remuneration packages comprised of salary and year-end bonuses based on individual merits. No share options were granted or exercised during the year ended 31st December, 2002.

CONTINGENT LIABILITIES

	The Group	
	2002	2001
	HK$'000	*HK$'000*
(a) Other guarantees issued to:		
Associates	169,635	182,302
A minority shareholder of a subsidiary	7,445	–
Outsiders	780	780
	177,860	183,082

(b) The Company has granted a guarantee in favour of MTR Corporation Limited ("MTR") in respect of outstanding rent and obligations under the tenancy agreement entered into between Tung Fong Hung Medicine (Retail) Limited, a wholly-owned subsidiary of the Company, and MTR for the leased properties.

PLEDGE OF ASSETS

At 31st December, 2002, the following assets were pledged to secure credit facilities granted to the Group:

- No investment properties were pledged as at 31st December, 2002. As at 31st December, 2001, investment properties with carrying value of approximately HK$17,630,000.
- Certain property, plant and equipment with a carrying value of HK$219,532,000 (2001: HK$234,462,000).
- Investment in securities of HK$249,990,000 (2001: HK$5,244,000).
- No shares in associates were pledged as at 31st December, 2002. As at 31st December, 2001, certain shares in associates with carrying value of approximately HK$53,194,000.
- Bank deposits of HK$24,839,000 (2001: HK$83,520,000).
- All assets of a subsidiary of the Company with a consolidated net assets value of HK$45,746,000 (2001: Nil).

In 2001, the Group pledged its right to receive toll fee income from the toll highway to a bank to secure the credit facilities. The pledge was released from the Group following the disposal of the Group's interest in the toll highway during the year.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year, except that the Independent Non-Executive Directors of the Company are not appointed for specific terms as they are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Articles of Association.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, financial reporting process and internal control matters including a review of the audited financial report for the year ended 31st December, 2002.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed results announcement containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website (http://www.hkex.com.hk) in due course.

By order of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 23rd April, 2003

NOTICE OF THE ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of China Strategic Holdings Limited (the "Company") will be held at 11/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on 30th May, 2003 at 11:30 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the reports of the directors and the auditors of the Company and the audited financial statements for the year ended 31 December, 2002.
2. To re-elect the retiring directors of the Company and to authorise the board of directors of the Company to fix the remuneration of the directors of the Company.
3. To re-appoint auditors and to authorise the directors of the Company to fix their remuneration.

AS SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolution as a Special Resolution:

4. **"THAT** the Articles of Association of the Company be and are hereby amended in the following manner:

(A) By adding the following new definition immediately before the definition of "these Articles" or "these presents" in Article 2:

"Annual Report" shall include a consolidated profit and loss account for the period, in the case of the first account, since the incorporation of the Company and, in any other case, since the preceding account, together with a consolidated balance sheet as at the date to which the consolidated profit and loss account is made up and a Directors' report with respect to the consolidated profit or loss of the Company for the period covered by the profit and loss account and the state of the Company's affairs as at the end of such period, and an Auditors' report on such accounts prepared pursuant to Article 158;

(B) By adding the following new definition immediately after the definition of "the Companies Ordinance" or "the Ordinance" in Article 2:

"Corporate Communication" shall mean any information issued or to be issued by the Company to its members for their information or action and shall have the meaning ascribed to it in the Listing Rules and shall include but not be limited to:

(1) the Annual Report;
(2) the interim report;
(3) the summary financial report;
(4) notice of meetings;

(5) listing documents; and

(6) any circulars or other documents required by the Listing Rules to be sent to the Company's members.

(C) By adding the following new definitions immediately after the definition of "dollars" in Article 2:

"electronic communication" shall mean any Corporate Communication sent by electronic means;

"electronic means" shall mean the transmission of any Corporate Communication from the Company in any form through electronic media (including electronic mail or publication on the Company's website);

"Electronic Signature" shall mean an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

"Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;

(D) By adding the following new definition immediately after the definition of "shareholders" in Article 2:

"summary financial report" shall have the meaning as set out under section 2(l) of the Companies Ordinance;

(E) By adding the following wording at the end of the definition of "writing" or "printing" in Article 2:

and, only where used in connection with a notice served by the Company by electronic means on members or other persons entitled to receive notices hereunder, shall also include a record maintained through an electronic medium which is accessible in visible form so as to be useable for subsequent reference;

(F) By adding the following wording into Article 28 after the words "and published in Hong Kong Government Gazette for the purposes of Section 71A of the Companies Ordinance":

and/or, subject to the Listing Rules, in the manner in which notices may be served by the Company as herein provided

(G) By deleting the words "adopting of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet" in Article 75 and substituting therefor with the words "adopting of the Annual Report and other documents required to be annexed to the Annual Report" in Article 75.

(H) By deleting the existing Article 124 in its entirety and substituting therefor with the following new Article 124:

A Director may and, on request of a Director, the Secretary shall, at any time summon a meeting of the Board. Notice thereof shall be given to each Director either in writing or by telephone or by facsimile at the facsimile number from time to time notified to the Company by such Director or by telex or telegram at the address from time to time notified to the Company by such Director or by electronic mail at the electronic mail address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine. Provided however that notice need not be given to any Director for the time being absent from Hong Kong. A Director may waive notice of any meeting and any such waiver may be prospective or retrospective.

(I) By deleting the existing Articles 161(A) and 161(B) in their entirety and substituting therefor with the following new Articles 161(A) and 161(B):

161 (a) The Board shall from time to time in accordance with the provisions of the Ordinance cause to be prepared and to be laid before the members of the Company at every annual general meeting, the Annual Report and/or the summary financial report which complies with Section 141CF(l) of the Companies Ordinance and such other reports and accounts as may be required by law.

(b) Every Annual Report shall be signed pursuant to the provisions of the Ordinance and copies of those documents (including but not limited to the Annual Report and/or the summary financial report) which are to be laid before the members of the Company at an annual general meeting shall not less than 21 days before the date of the annual general meeting be made available in printed form and/or using electronic means whether in the English language only, in the Chinese language only or in both the English language and the Chinese language and at the same time as the notice of an annual general meeting to every member of the Company, every holder of debentures of the Company, every person registered under Article 45 and every other person entitled to receive notices of general meetings of the Company in compliance with the Listing Rules and any applicable law, rules or regulations, provided that the Company shall not be required to make available those documents to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures whether in printed form or by electronic means. In the case of those documents being made available in printed form, such documents will be sent by post to the registered addresses of those entitled to receive them as set out above.

(J) By adding the following new Article 161(C) in its entirety after the new Article 161(B):

Where a member, in accordance with the Listing Rules and any applicable law, rules or regulations has consented to treat the publication of the Annual Report or the summary financial report as set out in Article 161(A) using electronic means or has consented to receiving the summary financial report instead of the Annual Report, as discharging the Company's obligation under the Listing Rules and any applicable law, rules or regulations to send a copy of such relevant financial documents, then publication by the Company, in accordance with the Listing Rules and any applicable law, rules or regulations, using electronic means of such relevant financial documents and/or receipt by such member of the summary financial report at least 21 days before the date of the relevant general meeting, shall, in relation to each such member, be deemed to discharge the Company's obligations under Article 161 (A) provided that any person who is otherwise entitled to such financial documents of the Company may, if he so requires, by notice in writing served on the Company, demand that the Company sends to him, a complete printed copy of the Annual Report or the summary financial report not previously requested by him.

(K) By deleting the existing Article 165 in its entirety and substituting therefor with the following new Article 165:

Any notice or document or any Corporate Communication to be given or issued under these Articles shall be in writing, and may be served by the Company and/or by the Board on any member either personally or by sending it through the post in a prepaid letter, envelope or wrapper addressed to such member at his registered address as appearing in the register or (in the case of notice) by advertisement published in both an English language newspaper in English and a Chinese language newspaper in Chinese or by any electronic means in compliance with these Articles and the Listing Rules and any applicable law, rules or regulations provided that the Company has obtained the member's prior express positive confirmation in writing to receive or otherwise have made available to him notices and documents to be given or issued to him by the Company by such electronic means. In the case of joint holders of a share, all notices shall be given to that holder for the time being whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders.

(L) By deleting the first and second sentence of Article 166 and substituting therefor with the following wording:

A member shall be entitled to have notice served on him at any address within Hong Kong or by any electronic means in compliance with these Articles, legislation and the Listing Rules and any applicable law, rules or regulations. Any member whose registered address is outside Hong Kong may notify the Company in writing of an address in Hong Kong which for the purpose of service of notice shall be deemed to be his registered address.

(M) By adding the following wording at the end of Article 167:

Any notice or document or Corporate Communication sent by electronic mail shall be deemed to have been served at the time when such notice or document or Corporate Communication is transmitted provided no notification is received by the Company that such notice or document has not reached its recipient. Any notice or document or Corporate Communication which the Company has made available to any member by publication on its own website or computer network or the website of The Stock Exchange of Hong Kong Limited shall be deemed to have been served on the day on which such publication is made.

(N) By deleting the existing Article 168 in its entirety and substituting therefor with the following new Article 168:

A notice or document or Corporate Communication may be given by the Company to the person or persons entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in the manner set out in Article 165 in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(O) By deleting the words "Any notice or document delivered or sent by post or left at the registered address of any member in pursuance of these presents" at the beginning of Article 170 and substituting therefor with the following:

Any notice or document or Corporate Communication delivered or sent by post or left at the registered address of any member or made available by electronic means in compliance with these Articles, legislation and the Listing Rules and any applicable law, rules or regulations.

(P) By deleting the existing Article 171 in its entirety and substituting therefor with the following new Article 171:

171 (a) The signature to any notice to be given by the Company may be written or printed by means of facsimile or where relevant, by Electronic Signature.

(b) Subject to the Listing Rules and any applicable laws, rules and regulations, any notice or document, including but not limited to the documents referred to in Article 161 and any Corporate Communication, may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language provided that the Company has obtained the relevant member's prior express positive confirmation in writing to receive or otherwise have made available to him such notices or documents in either the English language only or the Chinese language only or in both the English language and the Chinese language and provided further that such member may, if he so requires, by notice in writing served on the Company, demand at any time that the Company sends or makes available to him any notice or document or Corporate Communication in the language not previously provided to him."

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. **"THAT:**

(a) subject to sub-paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all powers of the Company to allot additional shares of the Company ("Shares") and to make or grant offers, agreements and options which might require the exercise of such power, be and is hereby generally and unconditionally approved;

(b) the approval in sub-paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (a) and (b) above, otherwise than pursuant to Rights Issue and the exercise of options granted under any share option scheme adopted by the Company, shall not in aggregate exceed 20 per cent. of the nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

"Relevant Period" means the period from the date of passing this resolution until whichever is the earliest of:

(aa) the conclusion of the next annual general meeting of the Company;

(bb) the expiration of the period within the next annual general meeting of the Company is required by the law or the articles of association of the Company to be held; and

(cc) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer made to the shareholders of the Company, excluding for that purpose any shareholder who is resident in a place where such offer is not permitted or is impracticable under the law of that place, and, where appropriate, to holders of other equity securities for the time being in issue (if any) entitled to be offered them pro rata (apart from fractional entitlements) to their then holdings of Shares (or such other equity securities)."

6. **"THAT:**

(a) the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to purchase Shares and the subscription value of the outstanding warrants of the Company be and is hereby generally and unconditionally approved;

(b) the total nominal amount of (i) the Shares to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue; and (ii) the warrants of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the total subscription value outstanding, as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the date of passing this resolution until whichever is the earliest of:

(aa) the conclusion of the next annual general meeting of the Company;

(bb) the expiration of the period within which the next annual general meeting of the Company is required by the law or the articles of association of the Company to be held; and

(cc) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. **"THAT:**

the general mandate granted to the directors of the Company to allot, issue and deal with additional Shares pursuant to Ordinary Resolution set out in Resolution 5 of this notice be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to the such general mandate the aggregate nominal amount of share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6 of this notice, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution."

By order of the Board
Chan Yan Yan, Jenny
Company Secretary

Hong Kong, 23rd April, 2003.

Registered office
8th Floor,
Paul Y. Centre,
51 Hung To Road,
Kwun Tong,
Kowloon,
Hong Kong

Notes:

1. A form of proxy for use at the meeting is enclosed herewith.
2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his/her attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorised to sign the same.
3. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company.
4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged at the Company's share registrar, Standard Registrars Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be).
5. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting or at any adjourned meeting (as the case may be) should they so wish, and is such event, the form of proxy shall be deemed to be revoked.
6. Where there are joint registered holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she was solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

File No. 82-3596



Companies Registry
公 司 註 冊 處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

29649

1 Company Name 公司名稱

China Strategic Holdings Limited
中策集團有限公司

2 Type of Change 更改事項

*☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁 A 填寫)

*☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Treasure Way Services Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong
Kwoloon
Hong Kong

For Official Use
請勿填寫本欄


收件日期 RECEIVED
23 -04- 2003
公司註冊處(行政組)
COMPANIES REGISTRY

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第 1/97 號的第 2 期修訂(修訂編號第 1/99 號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 29649

3 **Details of Change** 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. ~~Appointment~~/Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director/ secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Change the residential address of Alternate Director	16	04	2003

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Lui (呂)	Siu Tsuen (兆泉)

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: Flat 16A, Block 4, 33 Perkins Road, Cavendish Heights, Jardine's Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名:

(Name 姓名): (Chan Yan Yan, Jenny) Date 日期: 16th April, 2003

Secretary (秘書)

** Delete whichever does not apply 請刪去不適用者*

File No. 82-3596

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in China Strategic Holdings Limited, you should hand this circular and the accompanying form of proxy at once to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.



CHINA STRATEGIC HOLDINGS LIMITED
(中 策 集 團 有 限 公 司)

(Incorporated in Hong Kong with limited liability)

PROPOSALS FOR AMENDMENT TO
THE ARTICLES OF ASSOCIATION
GENERAL MANDATES TO ISSUE SHARES
AND
REPURCHASE SECURITIES OF THE COMPANY

A notice convening an annual general meeting of China Strategic Holdings Limited to be held at 11/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on 30th May, 2003 at 11:30 a.m. is contained in the 2002 annual report of the Company. Whether or not you are able to attend the annual general meeting in person, please complete the enclosed form of proxy in accordance with the instructions printed thereof and return it to the share registrar of the Company, Standard Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as practicable and in any event not later than 48 hours before the time appointed for holding the annual general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the annual general meeting should you so wish.

30th April, 2003

CONTENTS

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The information contained herein relating to the Group has been supplied by the Directors, who jointly and severally accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statement contained herein misleading insofar as it relates to the Group.

In this circular, the following expressions shall have the following meanings unless the context indicates otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held on 30th May, 2003
"Annual Report"	the Directors' report and the annual accounts of the Company together with a copy of the auditors' report thereon
"Associated Company"	a company which is owned or controlled in respect of not less than 20 per cent. of the voting rights by the Company and "**Associated Companies**" shall be construed accordingly
"Board"	the board of Directors
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, and the securities of which are listed on the Stock Exchange
"Corporate Communication"	any information issued or to be issued by the Company for the information or action of holders of any of the Company's securities as defined and described in the Listing Rules including but not be limited to: (a) Annual Report; (b) the interim report; (c) the summary financial report; (d) notice of meetings; (e) listing documents; and (f) any circulars and other documents required by the Listing Rules to be sent to the Shareholders
"Directors"	the directors of the Company

"Electronic Means"	the transmission of any Corporate Communication from the Company in any form through electronic media (including electronic mail or publication on the Company's website)
"Group"	the Company and its subsidiaries
"Hanny Group"	Hanny Holdings Limited, the shares of which are listed on the Stock Exchange, and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	28th April, 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Paul Y. Group"	Paul Y. – ITC Construction Holdings Limited, the securities of which are listed on the Stock Exchange, and its subsidiaries
"Repurchase Mandate"	a general mandate to be given to the Directors to repurchase (i) Shares not exceeding 10 per cent. of the aggregate nominal amount of the issued share capital of the Company; and (ii) Warrants not exceeding 10 per cent. of the outstanding Warrants, as at the date of passing the relevant resolution
"Securities"	the Shares and the Warrants
"Shareholder(s)"	holder(s) of the Shares
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	a subsidiary within the meaning of the Companies Ordinance and "**subsidiaries**" shall be construed accordingly
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers

"Warrant(s)"	the warrant(s) of the Company in an aggregate amount of HK$26,542,989.12 entitling the holders thereof to subscribe in cash for up to an aggregate number of 165,893,682 new Shares at the price of HK$0.16 per Share (subject to adjustment) at any time from 29th August, 2002 up to 31st December, 2003



CHINA STRATEGIC HOLDINGS LIMITED
(中策集團有限公司)

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Chan Kwok Keung, Charles
(Chairman and Chief Executive Officer)
Yap, Allan
(Vice Chairman)
Li Wa Kin
(Deputy Managing Director)
Chau Mei Wah, Rosanna
Chan Ling, Eva

Alternate Directors:
Chan Kwok Hung
(alternate to Chan Kwok Keung, Charles)
Lui Siu Tsuen, Richard
(alternate to Yap, Allan)
Lau Ko Yuen, Tom
(alternate to Chau Mei Wah, Rosanna)

Independent non-executive Directors:
David Edwin Bussmann
Choy Hok Man, Constance

Registered Office:
8th Floor
Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

30th April, 2003

To the Shareholders and for information only,
the holders of the Warrants and share options

Dear Sir or Madam,

PROPOSALS FOR AMENDMENT TO
THE ARTICLES OF ASSOCIATION
GENERAL MANDATES TO ISSUE SHARES
AND
REPURCHASE SECURITIES OF THE COMPANY

1. INTRODUCTION

The purpose of this circular is to provide Shareholders with details regarding the proposed amendments to the Articles of Association of the Company and the granting of general mandates to the

Directors to exercise the powers of the Company for the issue of Shares and for the repurchase by the Company of its own Securities. All such proposals will be dealt with at the forthcoming Annual General Meeting.

2. AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

Following the amendments to the Companies Ordinance, as set out in the Companies (Amendment) Ordinance 2001 and the Companies (Summary Financial Reports of Listed Companies) Regulation, the Stock Exchange has amended the Listing Rules to (a) permit listed issuers to distribute summary financial reports in place of the Annual Report; (b) allow listed issuers to offer its shareholders the choice of receiving any Corporate Communication either in English or in Chinese or both versions; and (c) rely on versions of such documents to be sent to its shareholders by Electronic Means in place of printed copy of the same, provided that the listed issuer has made adequate arrangement to ascertain the wishes of shareholders beforehand and complies with the relevant legal requirements of their own jurisdictions and the provisions of their own memorandum and articles of association. In a view to ensure all the Shareholders are aware of all Corporate Communication by Electronic Means, the Company shall inform each Shareholder who has selected to receive the Corporate Communication by Electronic Means by electronic mail of each Corporate Communication.

Pursuant to the Listing Rules, the listed issuer is required to set out in each Corporate Communication (including the summary financial report and the Annual Report) the steps for the shareholders to inform the listed issuer of any change of choice together with a statement expressly informing shareholders that they may at any time choose to receive the English language version only, the Chinese language version only or both the English language version and the Chinese language version notwithstanding any wish to the contrary previously conveyed to the listed issuer. The arrangement should include the following:

(1) a letter, together with a pre-paid reply form (the "**First Letter**") in both English and Chinese, is sent by the listed issuer to holders of its securities to enable them to select either an English language version or a Chinese language version or both versions of the Corporate Communication. The First Letter clearly explains the consequential arrangement (see (3) below) if no reply is received from such holders by a certain date (the "**Deadline**");

(2) the listed issuer sends the selected language version of the Corporate Communication to those shareholders who have made a selection;

(3) if no reply is received on or before the Deadline, the following arrangements apply, where applicable:

    (a) the English language version of the Corporate Communication is sent to: (i) all overseas shareholders; and (ii) all Hong Kong shareholders other than natural persons with a Chinese name; and

    (b) the Chinese language version of the Corporate Communication is sent to all Hong Kong shareholders who are natural persons with a Chinese name.

Whether a holder is a Hong Kong or an overseas person will be determined by his or its address as appearing in the listed issuer's register of securities holders;

(4) when the Corporate Communication is sent out according to the arrangements set out in paragraph (3) above, a letter, together with a pre-paid request form (the "**Second Letter**") in both English and Chinese, is attached to or printed at some prominent place in the sent out versions of the Corporate Communication stating that the Corporate Communication prepared in the other language will be available upon request;

(5) both the English language version and the Chinese language version of-the Corporate Communication are made available on the listed issuer's website in an accessible format and a copy in electronic format of the Corporate Communication in both languages is submitted to the Stock Exchange on the same day as such Corporate Communication is sent to shareholders;

(6) the listed issuer provides a dial-up hotline service or other equivalent public communication channel acceptable to the Exchange to enable shareholders to make enquiry of the listed issuer's proposed arrangements;

(7) the First Letter and the Second Letter mention that the Corporate Communication will be available in both languages on the listed issuer's website and a dial-up hotline service or other equivalent public communication channel will be provided as mentioned in paragraphs (5) and (6) respectively; and

(8) the listed issuer makes a public announcement stating the proposed arrangements at the same time as the First Letter is despatched to shareholders.

The existing article 161 of the Articles of Association of the Company does not permit the Company to distribute the summary financial report to Shareholders instead of the Annual Report or distribute any Corporate Communication to Shareholders in any form other than printed copies and such printed copies shall only be in both the English language and the Chinese language pursuant to the Listing Rules. Furthermore, the existing articles 2, 28, 75, 124, 161, 165 to 168, 170 and 171 of the Articles of Association of the Company limit the means by which the Company may communicate to Shareholders or send notices to the Directors. Shareholders who may prefer to receive the summary financial report in place of the Annual Report or who wish to receive the version of any Corporate Communication using Electronic Means in preference to receiving a printed copy or who prefer to receive any Corporate Communication in one language only, are therefore prevented from doing so by virtue of the existing Articles of Association of the Company.

Accordingly, resolution 4 to amend the Articles of Association of the Company as set out in the notice of the Annual General Meeting will be proposed, as a special resolution, at the Annual General Meeting in compliance with such changes made to the Listing Rules by the Stock Exchange which became effective in February 2002. Such changes to the Listing Rules permit the Company to offer the Shareholders the options:

(i) of receiving any Corporate Communication in printed form and/or using Electronic Means in any manner;

(ii) of receiving the summary financial report in place of the Annual Report and such summary financial report would be derived from the Annual Report; and

(iii) of receiving any Corporate Communication in the English language only or in the Chinese language only or in both the English language and the Chinese language.

Even if Shareholders vote in favour of resolution 4 as set out in the notice of the Annual General Meeting amending the Articles of Association of the Company and opt to receive any Corporate Communication by Electronic Means or the summary financial report instead of the Annual Report, they may at any time still request printed copies of the Annual Report or any Corporate Communication in the English language only or in the Chinese language only or both the English language and the Chinese language issued by the Company.

If resolution 4 is duly passed by Shareholders at the Annual General Meeting, in compliance with the Listing Rules and as soon as the Directors consider appropriate, the Shareholders may be given the opportunity to choose to receive the summary financial report in place of the Annual Report as well as the opportunity to rely on versions of the summary financial report, the Annual Report and any other Corporate Communication issued by the Company that will be published by Electronic Means rather than receiving printed copies of such documents in whichever of the English language or the Chinese language or both the English language and the Chinese language if they so wish. The Shareholders will in any event be entitled to receive any Corporate Communication in printed form or the Annual Report or in the language otherwise to that which was previously notified to the Company by such Shareholders, should they wish to do so at any time, notwithstanding having chosen to receive such Corporate Communication by Electronic Means or the summary financial report or any Corporate Communication in a specific language previously.

Notwithstanding the passing of resolution 4 at the Annual General Meeting, there will be no change in the manner in which the Company issues any Corporate Communication to Shareholders unless and until notice has been sent to Shareholders to ascertain their wishes with respect to the various options available for receiving such Corporate Communication prior to the issue of any such Corporate Communication.

3. GENERAL MANDATES

At the Annual General Meeting, separate ordinary resolutions will be proposed to renew the general mandates given to the Directors (i) to allot, issue and otherwise deal with Shares not exceeding in aggregate 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of such resolution; (ii) to repurchase (a) Shares comprising the aggregate nominal amount of which does not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company; and (b) Warrants comprising the aggregate subscription value of which does not exceed 10 per cent. of the outstanding Warrants, as at the date of passing of such resolution; and (iii) to add the aggregate nominal amount of the Shares repurchased by the Company to the general mandate to the Directors to allot new Shares of up to 20 per cent. of the issued share capital of the Company.

The mandates to issue and repurchase Securities granted at the extraordinary general meeting held on 7th August, 2002 will lapse at the conclusion of the forthcoming Annual General Meeting. Resolutions

5, 6 and 7 as set out in the notice of the Annual General Meeting will be proposed at the Annual General Meeting to renew these mandates. With reference to these resolutions, the Directors wish to state that they have no present intention to repurchase any Securities or to issue any new Shares pursuant to the relevant mandates.

The explanatory statement, required by the Listing Rules to be sent to Shareholders in connection with the proposed Repurchase Mandate is set out in the Appendix to this circular. This contains all the information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the relevant resolutions.

4. THE ANNUAL GENERAL MEETING

A notice of the Annual General Meeting is contained in the annual report of the Company for the year ended 31st December, 2002 which is being sent with this circular. At the Annual General Meeting, in addition to the ordinary business of the meeting, Resolution 4 will be proposed to approve the amendments to the Articles of Association of the Company. Resolutions 5, 6 and 7 will be proposed to approve the general mandates for the issue of Shares and the repurchase by the Company of its own Securities respectively.

A form of proxy for the Annual General Meeting is enclosed herewith. Whether or not you are able to attend the Annual General Meeting in person, please complete the enclosed form of proxy in accordance with the instructions printed thereof and return it to the share registrar of the Company, Standard Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as practicable and in any event not later than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting should you so wish.

5. RECOMMENDATION

Having regard to the information set out in this circular, the Board is of the opinion that it is in the best interests of the Company and the Shareholders as a whole to amend the Articles of Association of the Company and to grant the general mandates for the issue of Shares and the repurchase by the Company of its owns Securities. Accordingly the Board recommends the Shareholders to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting.

6. DOCUMENTS AVAILABLE FOR INSPECTION

A copy of the Memorandum and Articles of Association of the Company will be available for inspection at the registered office of the Company in Hong Kong at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong during normal business hours for a period of 14 days before the date of the Annual General Meeting (i.e. from 15th May, 2003 to 29th May, 2003 (both dates inclusive)) and at the Annual General Meeting.

Yours faithfully
For and on behalf of the Board
Chan Ling, Eva
Executive Director

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide all the information in relation to the Repurchase Mandate for your consideration and also constitute the Memorandum required under section 49BA of the Companies Ordinance.

1. LISTING RULES RELATING TO THE REPURCHASES OF SECURITIES

The Listing Rules permit companies whose primary listing is on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions. The Company is empowered by its Memorandum and Articles of Association to repurchase its own securities.

2. REASON FOR REPURCHASE

The mandates to issue Shares and repurchase Securities granted at the extraordinary general meeting held on 7th August, 2002 will lapse at the conclusion of the forthcoming Annual General Meeting. Although the Directors have no present intention of repurchasing any Securities, they believe that it is in the best interests of the Company and the Shareholders to have a general authority from Shareholders to enable the Directors to purchase Securities on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders.

The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing level (as compared with the position disclosed in the most recent published audited accounts of the Company ended 31st December, 2002) which in the opinion of the Directors are from time to time appropriate for the Company.

In the event the Directors exercise the Repurchase Mandate in full, in light of the cash in hand and the cash-flow projection of the Company, such exercise will not have a material adverse impact on the working capital or gearing position of the Company as compared with that disclosed in its most recent published audited accounts as at 31st December, 2002.

3. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 829,468,413 Shares and Warrants with a total subscription value of HK$26,542,989.12 entitling the holders thereof to subscribe in cash for up to an aggregate number of 165,893,682 new Shares at the price of HK$0.16 per Share (subject to adjustment).

Subject to the passing of the relevant ordinary resolution approving the Repurchase Mandate, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 82,946,841 Shares and Warrants with a subscription value of HK$2,654,298.

4. FUNDING OF REPURCHASE

In repurchasing Securities, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the applicable laws of Hong Kong.

It is envisaged that the funds required for any repurchase would be derived from the capital paid up on the Securities being repurchased and from the distributable profits of the Company.

5. SHARE AND WARRANTS PRICES

The highest and lowest prices at which the Shares and Warrants have been traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were as follows:

	per Share		per Warrant	
	Highest	**Lowest**	**Highest**	**Lowest**
	HK$	*HK$*	*HK$*	*HK$*
2003				
March	0.092	0.083	*	*
February	0.094	0.090	*	*
January	0.090	0.085	*	*
2002				
December	0.100	0.082	*	*
November	0.120	0.096	*	*
October	0.100	0.090	*	*
September	0.120	0.092	*	*
August	0.157A	0.112A	*	*
July	0.200A	0.150A	#	#
June	0.220A	0.194A	#	#
May	0.333A	0.203A	#	#
April	0.257A	0.220A	#	#

A *Adjusted for the rights issue of the Company on a basis of 1 for 2@ HK$0.15 with an ex-date of 2nd August, 2003*

* *There were no transactions during the month*

\# *Dealings in the Warrants commenced on 29th August, 2002*

6. SECURITIES REPURCHASES MADE BY THE COMPANY

Neither the Company nor any of its subsidiaries had purchased any Securities (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

7. GENERAL

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

If, as a result of a securities repurchase a shareholder's proportionate interest in the voting rights of the repurchasing company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code.

As at the Latest Practicable Date, each of Paul Y. Group and Hanny Group beneficially held (i) 120,660,000 Shares, representing approximately 14.55 per cent. of the existing issued share capital of the Company and approximately 29.10 per cent. in aggregate of the existing issued share capital of the Company; and (ii) outstanding Warrants to subscribe up to HK$3,861,120 for 24,132,000 Shares on the basis of a subscription price of HK$0.16 per Share (subject to adjustment) and in aggregate of up to HK$7,722,240 for an aggregate of 48,264,000 Shares. Assuming that all of the outstanding Warrants (including Warrants held by Paul Y. Group and Hanny Group) and the share options are exercised prior to the Annual General Meeting, the Directors exercised in full the power to repurchase Securities in accordance with the terms of Repurchase Mandate, the shareholding of each of Paul Y. Group and Hanny Group in the Company would be increased to approximately 16.15 per cent. of the issued share capital of the Company and approximately 32.30 per cent. in aggregate of the existing issued share capital of the Company. Assuming that none of the outstanding Warrants (including Warrants held by Paul Y. Group and Hanny Group) and the share options are exercised prior to the Annual General Meeting, the Directors exercised in full the power to repurchase Securities in accordance with the terms of Repurchase Mandate, the shareholding of each of Paul Y. Group and Hanny Group in the Company would be increased to approximately 16.17 per cent. of the issued share capital of the Company and approximately 32.33 per cent. in aggregate of the existing issued share capital of the Company. As a result of the repurchase in both cases, Paul Y. Group and/or Hanny Group would be required under the Takeovers Code to make a mandatory offer for all the outstanding Shares of the Company pursuant to such increase. The Directors do not propose to exercise the Repurchase Mandate to such extent as would cause the percentage of the issued share capital of the Company being held by the public to fall below the minimum percentage prescribed under the Listing Rules.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their respective associates has any present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell any Shares or other securities to the Company or its subsidiaries.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell any Securities to the Company nor has any such connected person undertaken not to sell any of the Securities held by him to the Company in the event that the Repurchase Mandate is approved by the Shareholders.

此乃要件 請即處理

閣下對本通函或所應採取之行動**如有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之中策集團有限公司股份全部**售出**，應立即將本通函及隨附之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



CHINA STRATEGIC HOLDINGS LIMITED
（中策集團有限公司）

(於香港註冊成立之有限公司)

建議修訂
組織章程細則
發行股份及購回本公司證券之
一般授權

中策集團有限公司謹訂於二零零三年五月三十日上午十一時三十分假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東週年大會，大會通告載於本公司二零零二年年報。無論 閣下能否親身出席股東週年大會，務請盡快按照隨附代表委任表格上印列之指示填妥表格並交回本公司之股份過戶登記處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟在任何情況下最遲須於股東週年大會或其任何續會指定舉行時間48小時前交回。填妥並交回代表委任表格後， 閣下仍可依願親自出席股東週年大會並於會上投票。

二零零三年四月三十日

目　錄

頁次

責任聲明

本通函根據上市規則之規定提供有關本集團之資料。本通函所載有關本集團之資料由董事提供。董事共同及各別對本通函所載資料之準確性承擔全部責任，並經一切合理查詢後確認，就彼等所知，本通函內所表達之意見乃經審慎周詳考慮後作出，本通函內並無遺漏任何其他事實致使本通函所載有關本集團之任何聲明有所誤導。

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二零零三年五月三十日舉行之股東週年大會
「年報」	指	董事會報告書及本公司全年賬目連同有關賬目之核數師報告書
「聯營公司」	指	本公司擁有或控制不少於20%投票權之公司
「董事會」	指	董事會
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	中策集團有限公司，於香港註冊成立之有限公司，其證券於聯交所上市
「公司通訊」	指	本公司已刊發或將刊發之任何資料，以便本公司任何證券持有人得知有關情況或動向，定義與上市規則所界定者相同，當中包括但不限於： (a) 年報； (b) 中期報告； (c) 財務摘要報告； (d) 大會通告； (e) 上市文件；及 (f) 上市規則規定須送呈股東之任何通函及其他文件。
「董事」	指	本公司董事

「電子方式」	指	本公司以任何方式透過電子媒介(包括電子郵件或在本公司網站上登載)傳送之任何公司通訊
「本集團」	指	本公司及其附屬公司
「錦興集團」	指	錦興集團有限公司(其股份於聯交所上市)及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零三年四月二十八日，即本通函印發前可確定本通函所述之若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「保華集團」	指	保華德祥建築集團有限公司(其證券於聯交所上市)及其附屬公司
「購回授權」	指	授予董事一般授權以購回截至通過有關決議案當日(i)不多於本公司已發行股本面值總額10%之股份；及(ii)不多於尚未行使認股權證10%之認股權證
「證券」	指	股份及認股權證
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.10港元之普通股
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	公司條例所界定之附屬公司
「收購守則」	指	香港公司收購及合併守則

「認股權證」	指	總額為26,542,989.12港元之本公司認股權證，持有人可據此於二零零二年八月二十九日至二零零三年十二月三十一日止期間內任何時間，以現金按每股股份0.16港元(可予調整)之價格認購合計最多165,893,682股新股份



CHINA STRATEGIC HOLDINGS LIMITED
(中策集團有限公司)

(於香港註冊成立之有限公司)

執行董事：
陳國強 *(主席兼行政總裁)*
Yap, Allan *(副主席)*
李華健 *(副董事總經理)*
周美華
陳玲

註冊辦事處：
香港
九龍
觀塘
鴻圖道51號
保華企業中心
8樓

替代董事：
陳國鴻 *(替代陳國強)*
呂兆泉 *(替代Yap, Allan)*
劉高原 *(替代周美華)*

獨立非執行董事：
卜思問
蔡學雯

敬啟者：

建議修訂
組織章程細則
發行股份及購回本公司證券之
一般授權

1. 緒言

本通函旨在向股東提供有關修訂本公司組織章程細則建議、授予董事一般授權以行使

本公司權力發行股份及本公司購回本身證券之詳情。所有該等建議將於應屆股東週年大會上處理。

2. 修訂本公司組織章程細則

繼公司條例作出修訂(載於《2001年公司(修訂)條例》及《公司(上市公司的財務摘要報告)條例》)後，聯交所亦已修訂上市規則以(a)准許上市發行人分發財務摘要報告以代替年報；(b)容許上市發行人供其股東選擇收取英文版或中文版或同時收取中英文版公司通訊；及(c)倚賴以電子方式送交股東之文件之版本以取代有關文件之印刷本，惟上市發行人須事先作出充份安排以肯定股東意願，以及符合本身所處司法權區之有關法例規定及本身之組織章程大綱及細則之規定。為確保全體股東可得悉以電子方式發出之所有公司通訊，本公司將就每份公司通訊向選擇以電子方式收取公司通訊之股東發出電子郵件通知。

根據上市規則，上市發行人須於每份公司通訊(包括財務摘要報告及年報)列明股東知會上市發行人改變選擇之步驟，並載備聲明明文知會股東可於任何時間選擇只收取英文本或只收取中文本或同時收取英文本與中文本，不論有關選擇是否與股東先前向上市發行人所表達之意願相反。安排包括以下各項：

(1) 上市發行人去信(連同英文版與中文版兼備之預付郵資回覆表格(「**首份信函**」))證券持有人，讓彼等選擇收取公司通訊之英文版或中文版或同時收取中英文版。首份信函須清楚解釋倘若於某一日期前(「**限期**」)並無收取該持有人回覆時之繼後安排(見第(3)項)。

(2) 上市發行人向該等股東送達彼等選收之語言版本之公司通訊；

(3) 如於限期當日或之前並未收到回覆，將於適用情況下作出以下安排：

 (a) 公司通訊之英文版送交：(i)全體海外股東；及(ii)全體香港股東(擁有中文姓名之自然人除外)；及

 (b) 公司通訊之中文版送交全體香港股東(指擁有中文姓名之自然人)。

持有人在上市發行人存置之證券持有人名冊內之地址將決定該持有人屬於香港或海外人士之身份。

(4) 當公司通訊根據上文第(3)段所載安排發送，則在所發送之公司通訊版本內之顯眼位置須夾附或印有一封信件(連同預付郵資之索取表格(「**第二份信函**」))，表明持有人可索取另一種語言版本之公司通訊；

(5) 上市發行人須在其網站上提供可擷取之英文版與中文版公司通訊，而兩種語言版文之公司通訊電子格式須於有關公司通訊送交股東當日呈交聯交所；

(6) 上市發行人提供熱線電話服務或其他聯交所接納之同等公共通訊渠道，讓股東可查詢上市發行人所建議之安排；

(7) 首份信函及第二份信函須提及上市發行人網站內將登載公司通訊之兩種語言版本，並會分別根據第(5)及(6)段所述提供電話熱線服務或其他同等之公共通訊渠道；及

(8) 上市發行人於首份信函寄交股東當日發表公佈陳述擬議安排。

本公司組織章程細則現有細則第161條並不准許本公司向股東分發財務摘要報告以代替年報，亦不准許向股東分發任何形式(不包括印刷本)之公司通訊，而根據上市規則，該等文件之印刷本須同時包括英文本與中文本。此外，本公司組織章程細則現有細則第2、28、75、124、161、165至168、170及171條規限本公司與股東之通訊方式及向董事發出通知之方式。在本公司現有組織章程細則之規限下，股東不可選擇收取財務摘要報告以代替年報，亦不可選擇以電子方式而非印刷本之方式收取任何公司通訊或只收取一種語言版本之公司通訊。

因此，股東週年大會上將提呈股東週年大會通告所載之第4號決議案作為特別決議案以修訂本公司之組織章程細則，藉以符合於二零零二年二月生效之聯交所上市規則修訂。該等上市規則之修訂准許本公司讓股東選擇：

(i) 收取公司通訊之印刷本及／或以任何方式使用電子方式收取公司通訊；

(ii) 收取財務摘要報告代替年報，有關財務摘要報告須取材自年報；及

(iii) 只取任何公司通訊之英文版或中文版或同時收取英文版與中文版。

縱然股東投票贊成股東週年大會通告所載之第4號決議案以修訂本公司組織章程細則，並選擇以電子方式收取任何公司通訊或選擇收取財務摘要報告代替年報，彼等仍可隨時索取本公司刊發之年報或任何公司通訊之印刷本（可選擇只收取英文本或只收取中文本或同時收取英文版與中文版）。

倘若第4號決議案獲股東於股東週年大會上正式通過，在符合上市規則以及董事視為合適之最短時間內，股東或有機會選擇收取財務摘要報告代替年報，亦可選擇倚賴本公司所刊發並以電子方式登載之財務摘要報告、年報及任何其他公司通訊之版本，而非收取有關文件之印刷本（不論股東要求收取英文本或中文本或同時收取英文版與中文版）。縱然股東先前已選擇以電子方式收取公司通訊或年報或指定語言版本之公司通訊，任何股東在任何情況亦可作出與過往通知本公司有別之做法，有權以印刷方式收取任何公司通訊或收取年報或收取該等文件之另一種語言版本。

不論股東週年大會上是否通過第4號決議案，本公司向股東發出任何公司通訊之方式將維持不變，除非及直至於任何該等公司通訊刊發前，有關通知經已送達股東以肯定彼等在收取公司通訊方面之選擇。

3. 一般授權

股東週年大會上將提呈各別普通決議案以更新授予董事一般授權以(i)配發、發行及處理合計不超過該決議案通過當日本公司已發行股本面值總額20%之股份；(ii)購回(a)合計面值不超過於該決議案通過當日本公司已發行股本面值總額10%之股份；及(b)合計認購值不超過於該決議案通過當日本公司尚未行使認股權證10%之認股權證；及(iii)將本公司購回之股份面值總額加入董事可配發最多達本公司已發行股本20%之新股份之一般授權內。

於二零零二年八月七日舉行之股東特別大會上批授之發行及購回證券之授權將於應屆股東週年大會結束時作廢。股東週年大會上將提呈股東週年大會通告所載之第5、6及7號決

議案以重續該等授權。就該等決議案而言，董事謹此表明，彼等目前無意根據有關授權購回任何證券或發行任何新股份。

上市規則規定須就建議購回授權而送呈股東之說明函件載於本通函附錄內。該說明函件載備一切合理範圍內之所需資料以便股東就投票贊成或反對有關決議案而作出知情決定。

4. 股東週年大會

股東週年大會通告載於本公司截至二零零二年十二月三十一日止年度之年報，並與本通函一併寄發。於股東週年大會上，除會議之一般事項外，亦會提呈第4號決議案以批准修訂本公司組織章程細則。會上亦將提呈第5、6及7號決議案以批授本公司發行股份及購回本身證券之一般授權。

茲附奉股東週年大會適用之代表委任表格。無論 閣下能否親身出席股東週年大會，務請按照隨附代表委任表格上印備之指示填妥表格，並於可行範圍內盡快交回本公司之股份過戶登記處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何須不遲於股東週年大會或其任何續會指定舉行時間48小時前交回。填妥並交回代表委任表格後， 閣下仍可依願親自出席股東週年大會並於會上投票。

5. 推薦意見

就本通函所載資料而言，董事會相信修訂組織章程細則、授予本公司發行股份及購回本身證券之一般授權在整體上乃符合本公司及其股東之最佳利益。因此，董事會提議股東在股東週年大會上對所有有關決議案投贊成票。

6. 備查文件

本公司組織章程大綱及細則之副本可於股東週年大會舉行日期前14日（即二零零三年五月十五日至二零零三年五月二十九日（包括首尾兩日））期間內之日常營業時間，於本公司之香港註冊辦事處可供查閱，地址為香港九龍觀塘鴻圖道51號保華企業中心8樓。於股東週年大會上亦備有組織章程大綱及細則可供查閱。

此致

列位股東 台照及
認股權證及購股權持有人 參照

代表董事會
執行董事
陳玲
謹啟

二零零三年四月三十日

本附錄乃按上市規則之規定用作說明函件，向　閣下提供有關購回授權之資料以供考慮，亦根據公司條例第49BA條之規定構成備忘錄。

1. 有關購回證券之上市規則

上市規則准許以聯交所為第一上市地之公司在符合若干限制下於聯交所購回證券。本公司獲組織章程大綱及細則授權購回本身證券。

2. 購回之理由

於二零零二年八月七日舉行之股東特別大會上批授之發行股份及購回證券之授權將於應屆股東週年大會上作廢。雖然董事目前無意購回任何證券，惟董事相信，董事獲股東授予一般授權在市場上購回證券對本公司及其股東有利。視乎當時之市況及資金安排而定，購回可提高本公司資產淨值及其每股資產淨值及／或每股盈利。董事只會在相信購回有利本公司及股東時方會進行購回。

倘若董事行使購回授權將對本公司營運資金或董事認為不時適合本公司之資本負債水平(與本公司截至二零零二年十二月三十一日之最近期刊發經審核賬目所披露之水平比較)構成重大不利影響，則董事不擬於此情況下行使購回授權。

以本公司之手頭現金及現金流量預測而言，倘若董事全面行使購回授權，屆時亦不會對本公司之營運資金或資本負債水平造成重大不利影響(與截至二零零二年十二月三十一日止之最近期刊發經審核賬目比較)。

3. 股本

於最後實際可行日期，本公司之已發行股本包括829,468,413股股份及總認購值為26,542,989.12港元之認股權證，認股權證持有人可據此以現金按每股股份0.16港元之價格(可予調整)，認購最多165,893,682股新股份。

待有關批准購回授權之普通決議案通過後，本公司可根據購回授權購回最多達82,946,841股股份及認購值達2,654,298港元之認股權證。

4. 購回之資金

本公司僅可動用根據本公司之組織章程大綱及細則以及香港適用法例可用合法用於購回之資金撥資購回證券。

預期購回所需資金將來自所購回證券之繳足資本及本公司可供分派溢利。

5. 股份及認股權證價格

以下為股份及認股權證於最後實際可行日期前十二個月每月在聯交所錄得之最高及最低成交價：

	每股股份		每份認股權證	
	最高價	最低價	最高價	最低價
	港元	*港元*	*港元*	*港元*
二零零三年				
三月	0.092	0.083	*	*
二月	0.094	0.090	*	*
一月	0.090	0.085	*	*
二零零二年				
十二月	0.100	0.082	*	*
十一月	0.120	0.096	*	*
十月	0.100	0.090	*	*
九月	0.120	0.092	*	*
八月	0.157A	0.112A	*	*
七月	0.200A	0.150A	#	#
六月	0.220A	0.194A	#	#
五月	0.333A	0.203A	#	#
四月	0.257A	0.220A	#	#

A　*就本公司配售新股作出調整，配售新股之基準為一供二，每股0.15港元，除權日為二零零三年八月二日*

*　*月內並無交易*

#　*認股權證自二零零二年八月二十九日起開始買賣*

6. 本公司購回證券

本公司或其任何附屬公司於最後實際可行日期前六個月內並無購回任何證券(不論在聯交所或循其他途徑)。

7. 一般事項

董事已向聯交所承諾將在適用範圍內按照上市規則及香港適用法例行使購回授權。

倘因購回證券而使股東於購回證券之公司投票權之比例權益增加，該項增加將視作收購守則而言之收購投票權。

於最後實際可行日期，保華集團及錦興集團各實益持有(i)120,660,000股股份，分別佔有約14.55%本公司現有已發行股本及共佔有約29.10%本公司現有已發行股本；及(ii)可認購最多達3,861,120港元為數24,132,000股股份之未行使認股權證(按每股股份0.16港元之認購價(可予調整)計算)，合計可認購最多達7,722,240港元合共48,264,000股股份。假設所有尚未行使之認股權證(包括保華集團與錦興集團持有之認股權證)及購股權於股東週年大會舉行日期前獲行使，董事根據購回授權之條款行使一切權力購回證券，則保華集團及錦興集團各自於本公司之持股量將增至佔本公司已發行股本約16.15%及共佔本公司現有已發行股本約32.30%。假設於股東週年大會舉行日期前並無仍未行使之認股權證(包括保華集團及錦興集團持有之認股權證)及購股權獲行使，董事根據購回授權之條款悉數行使購回證券之權力時，保華集團及錦興集團各自於本公司之持股量將分別增至本公司已發行股本約16.17%及共佔本公司現有已發行股本約32.33%。因此，在上述兩種情況下保華集團及／或錦興集團將須根據股權增加而按收購守則之規定向本公司全部已發行股份提出強制性收購建議。董事不擬行使購回授權致使公眾人士所持本公司已發行股本之百分比低於上市規則所規定之最低公眾持股量。

就董事作出一切合理查詢後所知，董事與彼等各自之任何聯繫人士目前無意於股東批准購回授權時向本公司或其附屬公司出售任何股份或其他證券。

概無關連人士(定義見上市規則)知會本公司表示有意向本公司出售任何證券，該等關連人士亦無承諾於股東批准購回授權時不向本公司出售所持證券。